November 23, 2020

Jonathan Burr

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: RealyInvest NNN, LLC

Offering Statement on Form 1-A

                  Filed October 19, 2020

                  File No. 024-11345

Dear Mr. Burr:

We are in receipt of your comment letter dated November 10, 2020, regarding the Offering Circular (“Offering Circular”) on form 1A filed by RealyInvest NNN, LLC (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Form 1-A filed October 19, 2020

General

1. You indicate that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not reviewed and does not necessarily concur with your disclosure with respect to the availability of that exemption.

The Company has added a section entitled “Investment Company Act Considerations” which states the following:

The Company is not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”).   The Company, the Manager and the Property Manager have taken the position that the Underlying Properties are not “securities” within the meaning of the Investment Company Act, and thus the Company’s assets will consist of less than 40% investment securities under the Investment Company Act.

We do not believe that the Company will be an investment company under Section 3(a)(1)(A) because we are not engaged primarily in the business of investing, reinvesting or trading in securities.  The only assets which each Series will hold is real property, which will be held through wholly owned subsidiaries which comply with the 40% test in accordance with Section 3(a)(1)(C).  These subsidiaries will be outside the definition of investment company under Section 3(a)(1) of the Investment Company Act because they likewise will not be engaged in the business of investing, reinvesting or trading in securities and furthermore will qualify for an exemption set forth in Section 3(c)(5)(C) because at least 55% of the portfolio will be in or qualifying real estate assets. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires entities relying on this exception to invest at least 55% of its portfolio in qualifying assets; at least 80% of its assets in qualifying assets plus other real estate-related assets and no more than 20% of the portfolio in miscellaneous assets which are not qualifying assets or real estate related assets

In that the Company’s investment model will be for each Series to invest in and own Underlying Properties which are commercial real estate properties and therefore qualifying real estate assets, we believe that the investment by our wholly owned subsidiaries will qualify for exemption under Section 3(c)(5)(C).  How we classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action letters issued by the SEC staff in the past and other SEC interpretive guidance. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain joint venture investments may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

In the event that the Company or a Series were to acquire assets that could make such entities fall within the definition of investment company under Section 3(a)(1) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the real estate business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority owned subsidiaries, in one or more of such specified businesses from which at least 25% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our operating partnership may rely on Section 3(c)(6) if 55% of our assets consist of, and at least 55% of our income is derived from, qualifying real estate assets owned by our wholly owned or majority owned subsidiaries.

The Company also has listed the risk of being an Investment Company under the “Risk Factors” section.

2. Please be advised that you are responsible for analyzing the applicability of the Investment Advisers Act of 1940 to your manager.

The Company has added the following disclosure regarding the Investment Advisers Act:

Investment Adviser Consideration

The Manager is not subject to the Investment Advisers Act of 1940 because the Manager does not meet the definition of an Investment Adviser under Section 80b-2(a)(11) of the Investment Advisers Act, which defines an Investment Adviser as “any person who, for compensation, engages in the business of advising others, either directly or through publications or writings, as to the value of securities or as to the advisability of investing in, purchasing, or selling securities, or who, for compensation and as part of a regular business, issues or promulgates analyses or reports concerning securities”.  Because the Company will not be investing in “securities” but rather in wholly owned commercial real estate properties, the Manager does not advise regarding securities.

3. We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and

Markets.

The Company has added the following disclosure regarding Class M:

Redemption Plan

At any time after thirty (30) days following the purchase of Shares, the holders of Shares may request redemptions of the Shares in accordance with the Company's redemption plan as set forth herein.  The redemption of the Shares is effected pursuant to the exemption from registration provided by this Offering.  The Redemption Plan is designed to qualify for exemption from the provisions of Rule 102(a) of Regulation M allowing non-listed REITs to redeem their equity through established share redemption programs in accordance with the guidance set forth in the October 22, 2007 Alston & Bird LLP class exemptive letter (“Alston Letter”).  In accordance with the guidance of the

Alston Letter, the Company believes that the Redemption Plan will qualify for exemption from the provisions of Rule 102(a) of Regulation M because:

1.There is no trading market for the Company’s shares;

2.The Company will terminate the Redemption Plan during the distribution of the Shares in the event that a secondary market for the Company’s shares develops;

3.The Company purchases Shares under the Redemption Plan at a price that does not exceed the then current public offering price of the Shares;

4.The terms of the Redemption Plan are fully disclosed in this Offering Circular; and

5.Except as otherwise exempted herein, the Company will comply with Regulation M.

Redemption of our Shares will be made at any time after thirty (30) days on the Platform.  The redemption price will be made at a price equal to the lower of (a) the purchase price at which the Shares in that Series were purchased or (b) the current public offering price of such Shares.  The redemption price for the Series NNN-1 Shares will be $20 per share or such public offering price of the Shares.  All redemption requests received will be paid in accordance with the terms set forth herein on the first day of each calendar month, or the first business day thereafter (“Redemption Payment Date”); provided, that the Manager must receive a request for redemption through the mobile app or website no less than ten (10) business days prior to the Redemption Payment Date following the date of the request (“Redemption Request Date”).  Members may increase or decrease their redemption requests at any time prior to the Redemption Payment Date and may cancel or withdraw their redemption request for any reason at any time prior to the Redemption Payment Date.  A member making a redemption request would be entitled to receive any distributions made between the date of the Redemption Request Date and the Redemption Payment Date and such distributions will not affect the Redemption Price. In connection with the any redemption of Shares, the Manager shall be entitled to charge a redemption fee of $2.50 per request.

We cannot guarantee that the funds set aside for the redemption plan or funds available under the Credit Facility will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the Shares for which redemption requests have been submitted in any quarter, we plan to redeem our Shares on a pro rata basis on the redemption date. In addition, if we redeem less than all of the units subject to a redemption request, with respect to any unredeemed Shares, you can: (i) withdraw your request for redemption; or (ii) ask that we honor your request in the future, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored on a pro rata basis.  For investors who hold Shares with more than one record date, redemption requests will be applied to such Shares in the order in which they were purchased, on a first in first out basis.

During the period that this offering is ongoing, all Members who have held their Shares for at least thirty (30) days may require us to redeem Shares in accordance with the Redemption Plan. Once we have concluded this Offering, we intend to evaluate redemption levels on a monthly basis depending on our available cash and credit available on the Credit Facility.  The Manager may use the Credit Facility or other financing method, in its sole discretion, to fund redemption of Shares.  The redemption of the shares shall be made pursuant to this 1A offering.

There is currently no trading market for the Shares.  In the event that a secondary market for the Shares develops, the Company will terminate the Redemption Plan.

Members shall be required to pay a $2.50 redemption fee in connection with a redemption of Shares.  In addition; a Member requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. If the Company agrees to honor a redemption request, the Shares to be redeemed will cease to have voting rights as of the Redemption Effective Date.

In  addition, following the conclusion of this offering, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time upon providing thirty (30) days prior notice to the Members, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our tax status, if such redemption will affect the Series’ status as a REIT or for any other reason. In the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, to disclose such amendment.  Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.  For more information about our redemption plan or to submit a redemption request, please refer to the Platform or contact us by email at info@realyinvest.com.

For the avoidance of doubt, all activity related to execution of redemptions of Shares will be originated by the Investor and neither the Company, the Manager nor Holdings would be acting as a broker or dealer, and none of them would make any recommendation as to the repurchase of the Shares.  Neither the Company, the Manager nor the Property Manager would receive any compensation for its role in any redemption of Shares.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. Please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Regulation 14E specifies requirements applicable to all tender offers, and for those tender offers where additional requirements apply (such as tender offers for equity securities), the requirements of Regulation 14E must still be satisfied. Regulation 14E applies to cash tender offers, as well as exchange offers subject to the tender offer requirements. In addition, Regulation 14E applies to both third-party tender offers as well as issuer tender offers.

Regulation 14E sets forth certain requirements for tender offers that must be carefully followed throughout the course of an offer. These requirements seek to prevent practices that would be deemed fraudulent, deceptive or manipulative acts in connection with a tender offer. Regulation 14E requires that:

• A tender offer must be held open for at least 20 business days;

• The percentage of the class of securities being sought or the consideration being offered may not be increased or decreased unless the tender offer remains open for at least 10 business days from the date that the notice of such increase or decrease is first published or sent or given to security holders, subject to certain exceptions;

• The offeror promptly pay the consideration, or return tendered securities, upon termination or withdrawal of the tender offer;

• Public notice be provided in connection with the extension of a tender offer, and such notice must include disclosure of the amount of securities already tendered;

• The issuer subject to a tender offer disclose to its security holders its position with respect to the offeror’s tender offer;

• Certain trading be avoided when a person is in possession of material nonpublic information relating to the tender offer;

• Tendering persons must have a net long position in the subject security at the time of tendering and at the end of the proration period in connection with partial tender offers (and not engage in “short-tendering” and “hedged tendering” in connection with their tenders); and

• No covered person directly or indirectly purchase or arrange to purchase any subject securities or any related securities except as part of the tender offer, from the time of public announcement of the tender offer until the tender offer expires.

The Company’s Redemption plan does not constitute an unlawful tender offer practice under Regulation 14E.  The Redemption Plan meets the requirements under Regulation 14E in that it is open for more than 20 business days, the percentage of the class of securities or the consideration being offered will not be increased or decreased, the Company will promptly pay the consideration, the necessary disclosure is offered in the Offering Circular, trading will be avoided if a person is in possession of material nonpublic information and the tendering persons will have a net long position.

5. We note that you checked the box in Part I, Item 3 of Form 1-A indicating that bad actor disclosure is provided in Part II. We cannot locate the bad actor disclosure. Please revise or advise.

This was checked in error and has been amended.

6. We note the related party transactions disclosure on page F-11. Please disclose the information required by Item 13 of Part II on Form 1-A.

Additional disclosures regarding related party transactions have been added to the amended Offering Circular.

The Program, page 67

7. We note your disclosure that investors will be able to access additional information about the offering of the underlying properties on your website. Please clarify if you also intend to include such information in the offering circular. In this respect, please note that all material information that investors would need to make an investment decision must be included in the offering circular at the time of qualification.

All information found on the website or application platform will also be contained in the Offering Circular at the time of qualification.

Executive Officers, Directors and Key Employees of the Manager, page 79

8. Please disclose the information required by Item 10(b) of Part II on Form 1-A.

We have added disclosure that Jeff Beebe and Susan Beebe are husband and wife.

Signatures, page 118

9. Please have your principal financial officer and principal accounting officer sign the offering statement. Refer to Instruction 1 to the Instructions to Signatures on Form 1-A.

We have added the additional signatures.

Independent Auditors’ Report, page F-1

10. In an amended filing, please ensure that your auditors’ signature is provided on their audit report.

The auditor’s signature has been added to the audit report as included with this amended filing.

Note 1: Organization and Nature of Operations, page F-6

11. We note that you have provided audited financial statements for RealyInvest NNN, LLC (the “Company”) as of March 17, 2020. We further note that as of such date the Company has not yet formed Series NNN-1 and that you plan to amend this Offering to include the offering of additional shares in additional Series. Please tell us what intent you have to provide separate financial statements and obtain separate audit opinions for the Company and for each individual Series in future periods. For reference see Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

In accordance with CDI 104.01, each Series will not be treated as a separate registrant and therefore the Company will not provide separate financial statements and obtain a separate audit opinion for each Series.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate

J. Martin Tate, Esq.